                     PLAN OF REORGANIZATION


     THIS Plan of Reorganization is entered into on this 29th day of September, 1995 (the "Agreement"), by and between Provident Bancorp, Inc., an Ohio corporation ("Provident"), and Great American Insurance Company and Great American Life Insurance Company, both Ohio corporations (collectively "Shareholders").

      WHEREAS, Provident desires to engage in this Plan of Reorganization because it furthers the original intention of Provident in its issuance of the Series B Shares by allowing conversion of convertible preferred stock into Provident common stock and this Plan of Reorganization saves Provident the time and expense of putting forth an amendment to the terms of the Series B Shares for the consideration of holders of Provident common stock; and

      WHEREAS, this Agreement sets forth the terms and conditions upon which Provident shall convert 371,418 of its shares of Series B, Non-Voting Convertible Preferred Stock owned by Shareholders ("Series B Shares") into 371,418 shares of its Series C, Non-Voting Convertible Preferred Stock ("Series C Shares");

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other valuable consideration which is hereby acknowledged, the parties hereto hereby agree as follows:

     1. Exchange of Shares. Effective the date hereof, subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and covenants contained herein, Shareholders agree to exchange, assign and deliver free and clear of all liens, claims, options, proxies, charges and encumbrances of whatever nature to Provident and Provident agrees to convert the Series B Shares into Series C Shares at the rate of one share of Series C for each share of Series B. The terms of the Series C Shares are as set forth on Exhibit A attached hereto.

       2. Representation and Warranties of Shareholders. Shareholders represent and warrant to Provident that Shareholders have good and marketable title to the Series B Shares and there exist no liens, claims, options, proxies, charges or encumbrances of whatever nature affecting such Series B Shares.

      3.    Acknowledgment of Status of Series B and Series
C Shares. Shareholders acknowledge (i) the Series B Shares have heretofore been called for redemption by Provident pursuant to Section 4(a)(i) of Article Fourth of Provident's Articles of Incorporation relating to the Series B Shares and (ii) Shareholders own the Series B Shares on the date of this Agreement subject to Section 4(a)(ii) and all other applicable provisions thereof. The parties agree that neither this Agreement nor the consummation of the exchange provided for herein is intended to change, as a result of the issuance of the Series C Shares pursuant hereto, the status of the Series B Shares existing on the date of this Agreement as a result of Provident's previous call of the Series B Shares for redemption.

           Shareholders agree that the Series C Shares are intended to be equivalent to the Series B Shares except with respect to the right of the Shareholders to convert the Series C Shares and the Series C Shares (i) shall be deemed to have been called for redemption on the date of their issuance, September 29, 1995, (the "Redemption Date") and issued to them as though they have been called for redemption pursuant to Section 4(a)(i) of Article Fourth of Provident's Articles of Incorporation relating to the Series C Shares and
(ii) the conversion price (as defined in Provident's Articles of Incorporation) in effect with respect to the Series C Shares on the Redemption Date shall be $16.00, resulting in each Series C Shares being convertible into 6.25 shares of Common Stock of Provident. Shareholders waive any terms of Article Fourth of Provident's Articles of Incorporation relating to the Series C Shares which are inconsistent with the previous sentence. Shareholders further agree they shall own the Series C Shares from and after the date of this Agreement subject to Section 4(a)(ii) and all other applicable provisions of Provident's Articles of Incorporation relating to the Series C Shares and that the following legend shall be placed on the certificates representing the Series C Shares to such effect:

                     "NOTICE OF REDEMPTION

     The Series C Preferred Shares represented by this certificate have been called for redemption. The shares were not redeemed pursuant to Section 4(a)(ii) of Article Fourth of the Articles of Incorporation of Provident Bancorp, Inc. relating to the Series C
     Preferred Shares. Upon transfer to any person other than an Original Holder, these shares shall be automatically converted into Provident Bancorp, Inc.
     Common Stock at a Conversion Price of $16 per share."


     4.   Representations and Warranties of Provident.
Provident represents and warrants to Shareholders as follows:

           (a)   Provident is a corporation organized,
validly existing and in good standing under the laws of the State of Ohio and has the corporate power and authority to execute and deliver this Agreement;

           (b) The execution and delivery of this Agreement and the Series C Shares have been duly and validly authorized by all necessary corporate action by Provident, and the Series C Shares are validly issued, fully paid and non-assessable shares; and

           (c) To the best of Provident's knowledge, there is no action, suit or proceeding at law or in equity or by or before any court, governmental agency or other instrumentality now pending which seeks to enjoin the consummation of the transactions contemplated by this Agreement, nor has any such action been threatened.

      5. Legends. Shareholders agree to the placement on the certificates representing the Series C Shares of any legends presently appearing on the front or reverse of the certificates representing Series B Shares.

     6.   Miscellaneous.

           (a)   This Agreement constitutes the entire
Agreement and supersedes all prior agreements and understandings, whether oral or written, among the parties hereto with respect to the subject matter hereof. This
Agreement may not be amended orally, but only by an instrument in writing signed by each of the parties to this Agreement.

           (b) This Agreement shall be binding upon the parties hereto and shall inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

           (c)   All  representations, warranties and
covenants shall survive the execution of this Agreement.

           (d) This Agreement may be executed in any number of counterparts, each of which shall, when executed, be deemed to be an original and all of which shall be deemed to be one and the same instrument.

           (e)  This Agreement shall be governed by and
construed and enforced in accordance with the laws of the State of Ohio, without reference to the conflict of laws principals thereof.

      IN WITNESS WHEREOF, each of the undersigned parties has caused this Agreement to be executed on the date first above written.



                      PROVIDENT BANCORP, INC.


                      By:___________________________________
                            Title:


                      GREAT AMERICAN INSURANCE COMPANY


                      By:____________________________________
                            Karen Holley Horrell
                            Title: Senior Vice President,
                              General Counsel & Secretary


                      GREAT AMERICAN  LIFE  INSURANCE COMPANY


                      By:____________________________________
                            Mark F. Muething
                            Title: Senior Vice President,
                               General Counsel & Secretary